Exhibit 12.1

Easterly Government Properties, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividend

(Amounts in thousands)

		Easterly Government Properties, Inc.	Easterly Government Properties, Inc.	The Predecessor (1)
	Year Ended December 31, 2017	Year Ended December 31, 2016	Period from February 11, 2015 to December 31, 2015	Period from January 1, 2015 to February 10, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Earnings:
Net income (loss)	$5,389	$5,497	$(464)	$—	$—	$—
Add: Fixed Charges	17,663	8,314	5,086	—	—	—
Earnings	$23,052	$13,811	$4,622	$—	$—	$—
Fixed charges:
Interest expensed and capitalized	$17,598	$8,263	$5,053	$—	$—	$—
Amortized premiums and discounts related to indebtedness	(85)	(85)	(81)	—	—	—
Estimate of interest within rental expense	150	136	114	—	—	—
Fixed charges	$17,663	$8,314	$5,086	$—	$—	$—
Preferred dividends (2)	—	—	—	—	—	—
Combined fixed charges and preferred dividends	$17,663	$8,314	$5,086	$—	$—	$—
Ratio of earnings to fixed charges (3)	1.31	1.66	—	—	—	—
Ratio of earnings to combined fixed charges and preferred dividends	1.31	1.66	—	—	—	—

(1) Information presented for periods prior to February 11, 2015, the date of our initial public offering, relate solely to the Predecessor, certain private investment funds that contributed assets in our initial public offering. Pursuant to Accounting Standards Codification Topic 946 Financial Services—Investment Companies, or ASC 946, the Predecessor used investment company accounting, in accordance with which, the investments of the Predecessor that qualified as investment companies were reflected on the Predecessor’s consolidated statements of assets, liabilities and capital at fair value as opposed to historical cost, less accumulated depreciation and impairments, if any. Debt was not shown on the Predecessor’s consolidated statements of assets, liabilities and capital at fair value. In addition, the Predecessor’s consolidated statements of operations did not reflect revenues and other income or operating and other expenses from operations underlying these investments. Instead, these statements of operations reflect the change in fair value of the Predecessor’s investments, whether realized or unrealized. Given that the Predecessor used specialized accounting applicable to investment companies, we believe that the information presented for periods prior to February 11, 2015 cannot be calculated and is not meaningful to an analysis of our operations.

(2) The Company (and Predecessor) did not have any preferred stock outstanding for the years ended December 31, 2013, 2014, or for the period from January 1, 2015 to February 10, 2015 and the period from February 11, 2015 to December 31, 2015 and for the years ended December 31, 2016 and December 31, 2017.

(3) For the period from February 11, 2015 to December 31, 2015, earnings, as defined were insufficient to cover fixed charges and preferred dividends by $464.